

Mail Stop 3030

January 10, 2017

<u>Via E-mail</u>
Marc H. Hedrick, MD
Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

> **Re:** **Cytori Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2016**
> **File No. 333-215365**

Dear Dr. Hedrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Cheston J. Larson, Esq.
Latham & Watkins LLP